# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1911 WALKER AVE, MONROVIA, California (CA), 91016
Date of event which requires filing of this statement: 01/14/2026
Filed by CIK 0001912273
Persons authorized to receive notices and communications: Christopher Min Fang Wang, Unit 3703, 37/F AIA Tower, 183 Electric Road, North Point, Hong Kong, Hong Kong (K3), 00000, 852 37933457; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Yunqi Path Capital Master Fund: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,575,061; sole dispositive power 0; shared dispositive power 2,575,061; aggregate amount beneficially owned 2,575,061 (5.2% of the class)
- Yunqi Capital Limited (CIK 0001912273): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,257,130; sole dispositive power 0; shared dispositive power 3,257,130; aggregate amount beneficially owned 3,257,130 (6.5% of the class)
- Yunqi Capital Cayman Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,257,130; sole dispositive power 0; shared dispositive power 3,257,130; aggregate amount beneficially owned 3,257,130 (6.5% of the class)
- Christopher Min Fang Wang: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,257,130; sole dispositive power 0; shared dispositive power 3,257,130; aggregate amount beneficially owned 3,257,130 (6.5% of the class)
- Yunqi China Special Investment A: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 682,069; sole dispositive power 0; shared dispositive power 682,069; aggregate amount beneficially owned 682,069 (1.4% of the class)
- HS Group Master Fund II Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 682,069; sole dispositive power 0; shared dispositive power 682,069; aggregate amount beneficially owned 682,069 (1.4% of the class)
- HS Group (Hong Kong) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 682,069; sole dispositive power 0; shared dispositive power 682,069; aggregate amount beneficially owned 682,069 (1.4% of the class)
- HS Group Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 682,069; sole dispositive power 0; shared dispositive power 682,069; aggregate amount beneficially owned 682,069 (1.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 1911 WALKER AVE, MONROVIA, California (CA), 91016
Comment: This Amendment No. 7 amends the statement on Schedule 13D filed by Yunqi Capital Limited and other Reporting Persons on September 22, 2025, as amended on October 7, 2025, October 21, 2025, October 27, 2025, November 3, 2025, December 11, 2025 and January 8, 2026 (the "Schedule 13D").

## Item 4. Purpose of Transaction
Purpose of transaction: On January 14, 2026, the Issuer entered into a letter agreement (the "Cooperation Agreement") with Broadwood Partners, L.P. pursuant to which the Issuer agreed, among other things, to appoint Christopher Min Fang Wang to its Board of Directors, effective as of the date of the Cooperation Agreement.

## Signatures
- Yunqi Path Capital Master Fund: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (01/16/2026)
- Yunqi Capital Limited: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (01/16/2026)
- Yunqi Capital Cayman Limited: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (01/16/2026)
- Christopher Min Fang Wang: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang (01/16/2026)
- Yunqi China Special Investment A: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (01/16/2026)
- HS Group Master Fund II Ltd: /s/ Michael Garrow, Michael Garrow / Director (01/16/2026)
- HS Group (Hong Kong) Limited: /s/ Michael Garrow, Michael Garrow / Director (01/16/2026)
- HS Group Ltd: /s/ Michael Garrow, Michael Garrow / Director (01/16/2026)